

FINANCIAL STATEMENT – SELF-CERTIFICATION

I, Myra Durrani, certify that:

(1) The financial statements of MobileyMe, Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of MobileyMe, Inc. included in this Form, if any, reflects accurately the information reported on the tax return for MobileyMe, Inc. filed for the fiscal year ended December 31, 2019.

Myra Durrani
Founder & CEO

Mobileyme Inc.
Balance Sheet
As of May 31, 2020

		May 31, 2020
Assets		
Current Assets		
Cash	$	370
Misc Receivable		241
Total Current Assets		611
Total Assets		611
Liabilities & Stockholders' Equity		
Current Liabilities		
Accounts Payable & Accrued Expenses		11,010
Total Current Liabilities		11,010
Stockholders' Equity		(10,399)
Total Liabilities & Stockholders' Equity	$	611

Mobileyme, Inc.
Statement of Income
For the Seven Months Ended May 31, 2020
(Inception November 2019 through May 2020)

	May 31, 2020
Revenues	$ 3,886
Cost of Revenues	-
Gross Margin	3,886
General & Administrative Expenses	37,771
Net Gain/ Loss from Operations	(33,885)
Other Income	8,000
Net Income before Income Taxes	(25,885)
Provision for Income Taxes	
Current	-
Deferred	-
Net	-
Net Income (Loss)	$ (25,885)

Mobileyme Inc.
Statement of Changes in Stockholders' Equity
For the Seven Months Ended May 31, 2020
(Inception November 2019 through May 2020)

May 31, 2020	Common Stock - 9,000,000 shares Authorized, Issued, and Outstanding, $0.00001 Par Value	Preferred Stock - 1,000,000 shares Authorized, Issued, and Outstanding, $0.00001 Par Value	Additional Paid in Capital	Retained Earnings	Total
Beginning Balance	$ -	$ -	$ -	$ -	$ -
Shares Issued	90	10	15,386	-	15,486
Net Income	-	-	-	(25,885)	(25,885)
Ending Balance	$ 90	$ 10	$ 15,386	$ (25,885)	$ (10,399)

No assurance is provided

Mobileyme Inc.
Statement of Cash Flows
For the Seven Months Ended May 31, 2020
(Inception November 2019 through May 2020)

	May 31, 2020
Cash Flows From Operating Activities:	
Net Income	$ (25,885)
Adjustments to Reconcile Net Income to Net Cash Used for Operating Activities:	
(Increase) in Misc Receivable	(241)
Increase in Accounts Payable and Accrued Expenses	11,010
	10,769
Net Cash (Used For) Operating Activities	(15,116)
Cash Flows From Investing Activities:	
Net Cash (Used for) Investing Activities	-
Cash Flows From Financing Activities:	
Capital Contributed	15,486
Net Cash Provided by Financing Activities	15,486
Net Increase in Cash	370
Cash at Beginning of Period	-
Cash at End of Period	$ 370
Supplemental Disclosures:	
Cash Paid for Interest	$ -
Cash Paid for Income Taxes	$ -

No assurance is provided